Filed pursuant to Rule 433

Registration Statement No. 333-240160

Council of Europe Development Bank

Final Term Sheet – July 6, 2023

4.570% CAD 300 million Global Notes due January 13, 2027
Social Inclusion Bond

Issuer:	Council of Europe Development Bank (the “CEB”)

Issuer Ratings:[1]	Aaa – stable (Moody’s) / AAA – stable (S&P) / AA+ – positive (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	CAD 300,000,000.00

Denomination:	CAD 1,000

Pricing:	July 6, 2023

Settlement:	July 13, 2023 (T+5)

Maturity:	January 13, 2027

Interest Payment Dates:	July 13 and January 13 of each year, with the Notes bearing interest from July 13, 2023, with the initial interest payment being made on January 13, 2024

Record Date:	Date that is 15 calendar days prior to each Interest Payment Date

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Currency of Payments on the Notes:

The CEB will pay the principal of and interest on the Notes in Canadian dollars. However, noteholders will receive payments in U.S. dollars, unless they elect to receive payments in Canadian dollars as set forth below. If a noteholder does not make such election, payments to such noteholder will be converted to U.S. dollars by the Fiscal Agent. All costs of any such conversion into U.S. dollars will be borne by the relevant noteholder by deduction from such payments.

A noteholder may elect to receive payment of the principal of, or interest on, the Notes in Canadian dollars by notifying DTC by the Record Date of (i) its election to receive all or a portion of such payment in Canadian dollars for value on the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in Canadian dollars with respect to any payment to be made in Canadian dollars. Such election shall be made by the noteholder and any such election in respect of that payment shall be irrevocable.

For further information on the currency election process and on exchange risks, see " Currency Conversions and Foreign Exchange Risks" in the Issuer’s prospectus.

Coupon:	4.570% per annum, paid semi-annually in arrear, Actual/Actual Canadian Compound Method, following unadjusted

Reoffer Spread vs. CORRA Midswaps:	+22.0bps

Reoffer Spread vs. Benchmark:	+43.0bps

Reoffer Price:	100.00%

Reoffer Yield:	4.570% (semi-annual)

Underwriting Commissions:	0.0318%

All-in Price:	99.9682%

All-in Yield:	4.580% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	CAD 299,904,600.00

Benchmark:	CAN 1.250% due March 2027

Benchmark Yield/Price:	4.140% / 90.316%

Denominations:	CAD 1,000.00 and multiples thereof

Settlement:	DTC (Notes may also be held through CDS, Euroclear and Clearstream as participants of DTC). Purchasers of the Notes must make payment in Canadian dollars.

Use of Proceeds:

The CEB intends to allocate an amount equivalent to the net proceeds from the Notes (the “Proceeds”) to the financing and/or refinancing, in part or in full, of new and/or existing eligible social loans according to its Social Inclusion Bond Framework in one or several of the following sectors of action: (i) social housing for low-income persons: projects for the renovation, construction or refurbishing of housing and for the conversion of buildings into housing so as to provide decent housing for low-income persons; (ii) education and vocational training: projects concerning education, including vocational training, and related basic infrastructure with the aim to provide access to education and vocational training; (iii) health and social care: projects concerning health and related infrastructure with the aim to improve and protect public health, in particular providing assistance to vulnerable populations; and (iv) supporting micro, small and medium-sized enterprises (“MSMEs”) for the creation and preservation of viable jobs: projects facilitating access to credit for MSMEs for the prime purpose of promoting the creation and preservation of viable jobs.

Accordingly, “Eligible Social Loans” are defined as loans which are selected from some or all of the above-mentioned sectors of action.

The CEB will manage the Proceeds from the Notes, which will be included in the CEB’s treasury and managed by the CEB’s finance department, by applying a notional equivalence approach between the Proceeds and the Eligible Social Loans financed. Overall, the CEB intends to allocate an amount equal to the net proceeds from its issuances of Social Inclusion Bonds to a portfolio of Eligible Social Loans. The CEB will strive, over time, to achieve a level of allocation for the portfolio of Eligible Social Loans which matches or exceeds the balance of the net proceeds from the Bank’s outstanding portfolio of Social Inclusion Bonds. Additional Eligible Social Loans will be added to the Eligible Social Loans portfolio to the extent required to ensure that an amount equal to the net proceeds from the CEB’s outstanding Social Inclusion Bonds will be allocated to Eligible Social Loans. Until full allocation of the Proceeds to a portfolio of existing or new Eligible Social Loans, which is to occur within 24 months, any unallocated funds will be managed in line with the standard processes of the CEB’s treasury.

The CEB intends to provide aggregated reporting for all of its Social Inclusion Bonds outstanding and will publish a Social Inclusion Bond Report, consisting of an allocation report and an impact report, annually, at least until the proceeds have been fully allocated. The allocation report will provide, on an aggregated basis, indicators such as the size of the Eligible Social Loans portfolio (per International Capital Markets Association Social Bond Principles category), the total amount of proceeds allocated to the Eligible Social Loans portfolio, the balance (if any) of unallocated proceeds, the amount or the percentage of new financing and refinancing and the geographical distribution of the projects (at country level). The CEB will also report on the social impact of the projects that were financed with the Social Inclusion Bond proceeds, and the corresponding United Nations Sustainable Development Goals (SDGs) the projects address. This impact report may include certain quantitative indicators. The reporting will be publicly available on CEB’s website. Any information available on or accessible through the CEB’s website is not incorporated herein by reference.

Underwriters:	BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets, Scotiabank

Fiscal Agent:	Citibank, N.A., London Branch

Business Days:	TARGET, New York and Toronto

Listing:	Expected on Luxembourg Stock Exchange and Luxembourg Green Exchange

ISIN / CUSIP / Common Coda:	US222213BD15 / 222213 BD1 / 264952859

Documentation:	U.S. SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about July 13, 2023, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to July 13, 2023 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC (including a prospectus supplement) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from RBC Europe Limited by calling +44 (0) 20 7029 7031. The registration statement including the prospectus may also be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920087730/a20-25594_1sb.htm, and the prospectus supplement may be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920138454/a20-39054_1424b3.htm.

Information found through hyperlinks from the above hyperlinks is not part of this Final Term Sheet.

Notice by CIBC Capital Markets (Europe) S.A. and Scotiabank (Ireland) Designated Activity Company to Distributors regarding MiFID II Product Governance

Solely for the purposes of the product approval process of CIBC Capital Markets (Europe) and S.A., Scotiabank (Ireland) Designated Activity Company (the “EU Manufacturers”), the target market assessment made by the EU Manufacturers in respect of the Notes has led the EU Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU Manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. The Issuer does not fall under the scope of application of MiFID II and, in particular, does not qualify as a manufacturer or distributor for the purposes of MiFID II.

Notice by Bank of Montreal, London Branch and RBC Europe Limited to Distributors regarding UK MiFIR Product Governance

Solely for the purposes of the product approval process of Bank of Montreal, London Branch and RBC Europe Limited (the “UK Manufacturers”), the target market assessment made by the UK Manufacturers in respect of the Notes has led the UK Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”) and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK Manufacturers’ target market assessment; however, a distributor subject to FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. The Issuer does not fall under the scope of application of UK MiFIR and, in particular, does not qualify as a manufacturer or distributor for the purposes of UK MiFIR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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